UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            GALAXY ENERGY CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   36318B 10 6
                                 (CUSIP Number)

    FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 13, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), ss.ss.240.13d-1(f) or ss.ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36318B 10 6                                                PAGE 2 OF 4

                                  SCHEDULE 13D

  1        NAME OF REPORTING PERSONS                           MARC A. BRUNER

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
           (See Instructions)                                          (b) [x]

  3        SEC USE ONLY

  4        SOURCE OF FUNDS (See Instructions)
           OO

  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                           [ ]

  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

 NUMBER OF            7                SOLE VOTING POWER
SHARES BENE-                           11,398,530
  FICIALLY            8                SHARED VOTING POWER
  OWNED BY                             0
    EACH              9                SOLE DISPOSITIVE POWER
 REPORTING                             11,398,530
PERSON WITH           10               SHARED DISPOSITIVE POWER
                                       0

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           11,398,530

  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                       [ ]

  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           38.0%

  14       TYPE OF REPORTING PERSON*
           IN


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 4
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 36318B 10 6                                                PAGE 3 OF 4

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock of Galaxy Energy Corporation ("Galaxy"), par value $0.001. The address of the principal executive office of Galaxy is 1001 Brickell Bay Drive, Suite 2202, Miami, Florida 33131.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended by Mr. Marc A. Bruner. Mr. Bruner's address is 29 Blauenweg, Metzerlen 4116 Switzerland.

Mr. Bruner is principally employed as the chairman of the board of Gasco Energy, Inc., 14 Inverness Drive East, Suite H-236, Englewood, Colorado 80112.

During the last five years, Mr. Bruner has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Mr. Bruner is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Bruner and entities he controls, Resource Venture Management and Bruner Group, LLP, were stockholders of Dolphin Energy Corporation, which was acquired by Galaxy on November 13, 2002. As a result of that acquisition, shares of Dolphin Energy stock were exchanged for shares of Galaxy stock.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Bruner presently has no plan or proposal that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D. Mr. Bruner will continue to evaluate his options, however, and may form such a plan or proposal in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of November 13, 2002, Mr. Bruner owned of record 2,000,000 shares of Galaxy's common stock. Mr. Bruner's company, Resource Venture Management, owned of record 4,898,530 shares, and Bruner Group, LLP, a Colorado limited liability partnership of which Mr. Bruner is the managing partner, owned of record 4,500,000 shares. Accordingly, at November 13, 2002, Mr. Bruner beneficially owned 11,398,530 shares, which represented 38.0% of the class.

(b) As of November 13, 2002, Mr. Bruner had the sole power to vote and dispose of 11,398,530 shares.

(c) During the sixty-day period preceding the filing of this Schedule 13D, Mr. Bruner did not have any transactions in Galaxy common stock, except for the acquisition transaction through which he acquired his shares.

CUSIP NO. 36318B 10 6                                                PAGE 4 OF 4


(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Bruner, except for the other partners of Bruner Group, LLP to the extent of 4,500,000 shares.
(e) Mr. Bruner continues to be the beneficial owner of more than five percent of the outstanding common stock of Galaxy.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Bruner has entered into a Stock Restriction Agreement with Darrell Hawkins, Stephen Edward Bruner, Carmen J. Lotito, Alan Shane Bruner, and Marc Edward Bruner in which the parties have agreed not to sell their shares of Galaxy common stock without the prior written consent of each other party, subject to certain limitations. The parties have also agreed to consult and confer with the other parties in exercising any voting rights.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A     Stock Restriction Agreement dated October 2, 2002.
B     Amendment Stock Restriction Agreement dated November 13, 2002.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 15, 2003                             /s/ MARC A. BRUNER
                                        ----------------------------------------
                                        Marc A. Bruner

                                   EXHIBIT A

               STOCK RESTRICTION AGREEMENT DATED OCTOBER 2, 2002

                           STOCK RESTRICTION AGREEMENT

         This Stock Restriction Agreement is made and entered into the day and year hereinafter stated, by and between the parties executing and or ratifying the provisions hereof, as indicated below ("Shareholders"). Such persons and entities may be referred to convenience as the "parties" or the "parties hereto".

                                        I
                                    RECITALS

         A. Shareholders own common stock in Dolphin Energy Corporation, a Nevada corporation, with its primary place of business in Miami, Florida ("Dolphin").

         B. Each Shareholder has subscribed for and purchased stock, stock options or warrants for stock in Dolphin, either from Marc Bruner ("Bruner"), majority shareholder of Dolphin, or from Dolphin, in connection with and in consideration for their entering into employment or consulting agreements with Dolphin or otherwise providing valuable services to Dolphin.

         C. A consideration for hiring or retaining and transfer of stock to each Shareholder by Dolphin and by Bruner has been to secure their long term services and loyalty to Dolphin as a company. Therefore, the Shareholders each wish that Shareholder as a long-term investment retain shares of stock issued to Shareholder.

         D. In consideration for acceptance of employment with Dolphin, and issuance and or sale of Dolphin shares to Shareholder by Bruner or by Dolphin, Shareholder has agreed to retain ownership of its shares in Dolphin subject to the terms hereof.

                                       II
                                    AGREEMENT

         Now, therefore, in consideration of the foregoing recitals and of the mutual benefits and legal detriments associated under the terms hereof, the parties hereby agree to and adopt the terms and conditions hereinafter stated.

                                       III
                               OWNERSHIP OF SHARES

         A. Shareholders own shares of common stock of Dolphin. The number of shares for each shareholder are set forth on Exhibit A attached hereto and incorporated herein by reference ("Stock").

         B. The shares of common stock so owned by shareholders have been acquired for investment and not for redistribution, and are restricted shares under Rule 144 of the Securities and Exchange Commission.

         C. During the Term of this agreement, and subject to the other provisions hereof, each party agrees never to sell or dispose its Stock without the prior written consent of each other party, provided however that each Shareholder may sell twenty percent (20%) of his initial shares as reflected on Exhibit A free and clear of the restrictions contained in this agreement after October 1, 2003, and may so sell an additional twenty percent (20%) of his initial number of shares as reflected on Exhibit A after October 1, 2004, after October 1, 2005, and after October 1, 2006 and October 1, 2007.

         D. Notwithstanding the foregoing, all sales of Stock shall in compliance with the provisions of Rule 144, Securities and Exchange Commission.

                                       IV
                                VOTING OF SHARES

         A. During the Term of this agreement, and subject to the other provisions hereof, each party agrees to consult and confer with the other shareholder in exercising any voting rights to which either party may be entitled, and to act jointly in exercising these voting rights, and in the event the parties fail to agree in regard to them, each Shareholder shall be entitled to vote his or her respective Stock free of further restrictions hereof.

               1. The Shareholders shall advise on another upon notice of a vote of common stock of Dolphin, or whenever a vote of Dolphin common stock is necessary or convenient within ten days of receipt of such notice, or as soon as reasonably necessary to implement the effect of any such pending decision, but in any event no less than five days before the shareholders meeting or vote date of Dolphin.

                                        V
                              CONFLICTS OF INTEREST

         A. Bruner and each Shareholder shall have the right from time to time to engage in any business, accept whether in competition with Dolphin or otherwise, with no responsibility of any kind to Dolphin or to the other Shareholders.

         B. The Shareholders recognize that members of the Bruner family may be officers or directors of Dolphin and that Bruner may have an employment or consulting agreement with Dolphin. The Shareholders have had full opportunity to satisfy themselves as to such circumstances prior to entering into this agreement, ratify such arrangements and, being fully informed, waive any conflict of interest. To that end, nothing herein or otherwise shall preclude any Shareholder from exercising the vote of the Stock as provided herein even though such vote may affect Bruner himself or his family, neither shall Bruner be required to abstain from any such vote on the basis of conflict of interest.

                                       IV
                               GENERAL PROVISIONS

         A. The Term of this agreement shall commence effective October 1, 2002, and shall remain in effect until October 1, 2007. This agreement shall be binding upon the parties, their successors and assigns.

         B. This agreement shall be construed under the laws of the State of Florida.

         C. The certificates representing the Stock shall be clearly lettered and marked indicating that such shares are subject to the terms hereof.

         D. This agreement represents the entire agreement between the parties, all previous communications having been integrated into the terms hereof.

         E. This agreement may be executed in any number of counterparts, each of which shall be deemed an original, and shall be binding upon each executing party regardless of execution by the other parties.

         F. The parties agree that this agreement will be executed once by each party, with facsimile signatures exchanged, and each such document shall be deemed an original.

Dated:                                          /s/ DARRELL HAWKINS
       -------------------------           -------------------------------------
                                           Darrell Hawkins

Dated:   OCT 10, 2002                           /S/ STEPHEN EDWARD BRUNER
       -------------------------           -------------------------------------
                                           Stephen Edward Bruner

Dated:      10/09/02                           /S/ CARMEN J. LOTITO
       -------------------------           -------------------------------------
                                           Carmen J. Lotito

Dated:      10/09/02                           /S/ MARC BRUNER
       -------------------------           -------------------------------------
                                           Marc Bruner

Dated:     10/09/02                            /S/ ALAN SHANE BRUNER
       -------------------------           -------------------------------------
                                           Alan Shane Bruner

Dated:                                         /S/ MARC BRUNER
       -------------------------           -------------------------------------
                                           Marc Edward Bruner

                                   EXHIBIT B

         AMENDMENT STOCK RESTRICTION AGREEMENT DATED NOVEMBER 13, 2002.

                                    AMENDMENT
                           STOCK RESTRICTION AGREEMENT

This AMENDMENT (this "Amendment") to that STOCK RESTRICTION AGREEMENT, effective October 1, 2002 (the "Agreement") is made and entered into by, between and among the parties who sign this Amendment and whose names are set forth below, such parties being hereinafter referred to collectively as the "Shareholders;"

                                   WITNESSETH

         WHEREAS, the Shareholders held shares in Dolphin Energy Corporation, a Nevada corporation ("Dolphin"), which became a wholly owned subsidiary of Galaxy Investments, Inc., a Colorado corporation ("Galaxy") as a result of a corporate reorganization;

         WHEREAS, the Shareholders received shares in Galaxy in substitution for their shares in Dolphin;

         WHEREAS, the Shareholders wish their shares in Galaxy to be governed by the Agreement;

         NOW, THEREFORE, in consideration of $1.00, receipt of which is hereby acknowledged, and the mutual premises and covenants in the Agreement, the parties agree as follows:

         1. NEW PROVISION. The Agreement is amended by the addition of the following provision at the end of Article VI:

         G. In the event, that Dolphin mergers with, is acquired or has otherwise entered into a transaction or reorganization with another corporation by which Dolphin's shares are substituted for shares in such other corporation, the terms and provisions of this Agreement shall be applicable to such substituted shares as if they were shares in Dolphin, provided that section VI.C. shall not be applicable to certificates representing such new shares.

         2. CONFIRMATION OF THE AGREEMENT. Other than as amended hereby, all terms and provisions of the Agreement shall remain in full force and effect and are confirmed hereby.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of (although not necessarily thereon) November 13, 2002.

  /s/ DARRELL HAWKINS                               /s/ STEPHEN EDWARD BRUNER
---------------------------------                 ------------------------------
Darrell Hawkins                                       Stephen Edward Bruner

  /s/ CARMEN J. LOTITO                              /s/ MARC BRUNER
---------------------------------                 ------------------------------
Carmen J. Lotito                                      Marc Bruner

  /s/ ALAN SHANE BRUNER                             /s/ MARC BRUNER
---------------------------------                 ------------------------------
Alan Shane Bruner                                     Marc Edward Bruner